

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2020

Barry Labinger
Chief Executive Officer
Checkmate Pharmaceuticals, Inc.
245 Main Street, 2nd Floor
Cambridge, MA 02142

> **Re: Checkmate Pharmaceuticals, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 23, 2020**
> **CIK No. 0001651431**

Dear Mr. Labinger:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Form S-1 submitted June 23, 2020

Prospectus Summary, page 1

1. We note your revisions in response to prior comment 1. Please further revise to eliminate the references that remain throughout the document, such as the "generally manageable safety profile we have observed to date" on page 2 and similar reference on page 3, "robust anti-tumor activity" on pages 3 and 102, and "maintaining a continued acceptable safety profile of CMP-001" on pages 34 and 88.

2. We note your response to prior comment 2 and that you do not intend to rely upon the comparisons to other studies that evaluated neoadjuvant PD-1 blockade as a monotherapy

or in combination with ipilimumab to support marketing approval of CMP-001. In light of this fact, and the fact that it remains unclear whether there were significant variables between your studies and those against which you are drawing the comparisons, we continue to object to your statement that studies of your candidate "compare favorably" with the other studies. We will not object if you include disclosure in your Business section stating the results from the other studies, but please revise to remove the comparison.

 You may contact Vanessa Robertson at 202-551-3649 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at 202-551-7237 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ben Marsh